Exhibit 4(b)5

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
As of December 31, 2019, Alabama Power Company (the “Company”) had the following series of preferred stock (the “Preferred Stock”) and class A preferred stock (the “Class A Preferred Stock”) registered under Section 12 of the Securities Exchange Act of 1934, as amended:

•	4.20% Series Preferred Stock, Cumulative, $100 Par Value (the “4.20% Preferred Stock”);

•	4.52% Series Preferred Stock, Cumulative, $100 Par Value (the “4.52% Preferred Stock”);

•	4.60% Series Preferred Stock, Cumulative, $100 Par Value (the “4.60% Preferred Stock”);

•	4.64% Series Preferred Stock, Cumulative, $100 Par Value (the “4.20% Preferred Stock”);

•	4.72% Series Preferred Stock, Cumulative, $100 Par Value (the “4.72% Preferred Stock”);

•
4.92% Series Preferred Stock, Cumulative, $100 Par Value (the “4.92% Preferred Stock” and, together with the 4.20% Preferred Stock, the 4.52% Preferred Stock, the 4.60% Preferred Stock, the 4.64% Preferred Stock, the 4.72% Preferred Stock, and the 4.92% Preferred Stock, the “Outstanding Preferred Stock”); and

•	5.00% Series Class A Preferred Stock, Cumulative, $1 Par Value, $25 Stated Capital (the “5.00% Class A Preferred Stock”).

Description of the Preferred Stock and the Class A Preferred Stock
The following description of the Preferred Stock and the Class A Preferred Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s charter, as amended (the “charter”), which is included as an exhibit to the Company’s Annual Report on Form 10-K of which this summary is a part.
General
At December 31, 2019, the Company had:

•	40,000,000 authorized shares of common stock (the “Common Stock”), $40 par value per share, of which 30,537,500 shares were outstanding.

•	27,500,000 authorized shares of Class A Preferred Stock, of which 10,000,000 shares of 5.00% Class A Preferred Stock were outstanding;

•	3,850,000 authorized shares of Preferred Stock, $100 par value per share, of which 475,115 shares (representing the Outstanding Preferred Stock) were outstanding; and

•	40,000,000 authorized shares of preference stock (the “Preference Stock”), $25 stated capital per share, of which no shares were outstanding.
Dividends
The holders of the 5.00% Class A Preferred Stock and each series of Outstanding Preferred Stock are entitled to receive, when, as and if declared by the Company’s board of directors out of funds legally available, cumulative cash dividends at a rate per annum equal to the applicable rate set forth in the table below.

Series	Dividend Rate Per Annum
4.20% Preferred Stock	4.20%
4.52% Preferred Stock	4.52%
4.60% Preferred Stock	4.60%
4.64% Preferred Stock	4.64%
4.72% Preferred Stock	4.72%
4.92% Preferred Stock	4.92%
5.00% Class A Preferred Stock	5.00%

Dividends may not be declared and set apart for payment, or paid, on the 5.00% Class A Preferred Stock or on any series of the Outstanding Preferred Stock for any dividend period unless dividends have been or are contemporaneously declared and set apart for payment, or paid, on all other series of Preferred Stock and Class A Preferred Stock for all dividend periods terminating on the same or an earlier date. Dividends on the 5.00% Class A Preferred Stock and each series of the Outstanding Preferred Stock are cumulative from the date of original issuance and are payable on January 1, April 1, July 1 and October 1 of each year. Accumulated but unpaid dividends shall not bear interest.
Listing
The 5.00% Class A Preferred Stock is listed on the New York Stock Exchange under the symbol “AL PR Q”.
Ranking
The 5.00% Class A Preferred Stock and the Outstanding Preferred Stock rank senior to the Common Stock and Preference Stock and will rank senior to any other equity securities that the Company may issue in the future that by their terms rank junior to the Class A Preferred Stock and the Preferred Stock with respect to the payment of dividends and distribution of assets upon the Company’s liquidation, dissolution or winding up.
The 5.00% Class A Preferred Stock and the Outstanding Preferred Stock rank equally with any other shares of Preferred Stock or Class A Preferred Stock and with any of the Company’s other equity securities that the Company may issue in the future, the terms of which provide that such shares or securities will rank equally with the Class A Preferred Stock and the Preferred Stock with respect to payment of dividends and distribution of assets upon the Company’s liquidation, dissolution or winding up.
Redemption Provisions
Optional Redemption
The Company has the right to redeem the 5.00% Class A Preferred Stock, in whole or in part, from time to time, on or after October 1, 2022, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to $25.00 per share of the 5.00% Class A Preferred Stock to be redeemed, plus an amount equal to the amount of the accrued and unpaid dividends (whether or not declared) to but excluding the redemption date.
The Company has the right to redeem each series of Outstanding Preferred Stock, in whole or in part, from time to time, upon not less than 30 nor more than 60 days’ notice, at the applicable redemption price per share to be redeemed set forth in the table below, in each case plus an amount equal to the amount of the accrued and unpaid dividends (whether or not declared) to but excluding the redemption date.

Series	Redemption Price Per Share
4.20% Preferred Stock	$105.00
4.52% Preferred Stock	$102.93
4.60% Preferred Stock	$104.20
4.64% Preferred Stock	$103.14
4.72% Preferred Stock	$102.18
4.92% Preferred Stock	$103.23

Right to Redeem Upon a Rating Agency Event
Before October 1, 2022, the Company has the right to redeem the 5.00% Class A Preferred Stock, in whole but not in part, following the occurrence of a Rating Agency Event (as defined below), at a redemption price equal to $25.50 per share of the 5.00% Class A Preferred Stock to be redeemed, plus an amount equal to the amount of the accrued and unpaid dividends (whether or not declared) to but excluding the redemption date.
“Rating Agency Event” means a change to the methodology or criteria that were employed by an applicable nationally recognized statistical rating organization for purposes of assigning equity credit to securities such as the 5.00% Class A Preferred Stock on September 8, 2017 (the date of original issuance of the 5.00% Class A Preferred Stock), which change reduces the amount of equity credit assigned to the 5.00% Class A Preferred Stock as compared with the amount of equity credit that such rating agency had assigned to the 5.00% Class A Preferred Stock as of September 8, 2017.
General
The charter provides that the Company shall not redeem, purchase or otherwise acquire any shares of Preferred Stock or Class A Preferred Stock if, at the time of such redemption, purchase or other acquisition, dividends payable on the Preferred Stock or the Class A Preferred Stock of any class shall be in default in whole or in part unless, prior to or concurrently with such redemption, purchase or other acquisition, all such defaults shall be cured or unless such action has been ordered, approved or permitted under the Public Utility Holding Company Act of 1935, as amended, by the Securities and Exchange Commission or any successor commission or regulatory authority of the United States of America.
For any shares of 5.00% Class A Preferred Stock or the Outstanding Preferred Stock to be redeemed, dividends will cease to accrue and all rights of holders of such shares, except the right to receive the applicable redemption price, will cease as of the redemption date.
No sinking fund is provided for the purchase or redemption of the 5.00% Class A Preferred Stock or the Outstanding Preferred Stock.
Liquidation Rights
Upon voluntary or involuntary liquidation, as the case may be, the holders of the 5.00% Class A Preferred Stock and the Outstanding Preferred Stock, without any preference over the holders of any other series of Class A Preferred Stock or Preferred Stock, will be entitled to receive the applicable liquidation amounts per share set forth in the table below, in each case plus accrued and unpaid dividends (whether or not declared), accrued to but excluding the date of such liquidation payment, before any distribution of assets may be made to the holders of the Company’s Preference Stock or Common Stock. Available assets, if insufficient to pay the amounts payable on all outstanding series of Preferred Stock and Class A Preferred Stock, are to be distributed pro rata to the payment, first of the amount per share payable in the event of involuntary liquidation, second, of accrued dividends, and third, of any premium.

Series	Voluntary Liquidation Amount Per Share	Involuntary Liquidation Amount Per Share
4.20% Preferred Stock	$100.00	$100.00
4.52% Preferred Stock	$102.93	$100.00
4.60% Preferred Stock	$100.00	$100.00
4.64% Preferred Stock	$103.14	$100.00
4.72% Preferred Stock	$102.18	$100.00
4.92% Preferred Stock	$103.23	$100.00
5.00% Class A Preferred Stock	$25.00	$25.00

Voting Rights
At the election of directors at each annual meeting of the shareholders, the holders of the 5.00% Class A Preferred Stock and the Outstanding Preferred Stock shall have full voting rights with the holders of the other series of the Class A Preferred Stock, Preferred Stock and Common Stock, all voting together as a single class. Each share of Preferred Stock and Class A Preferred Stock with a stated capital of $100 (which includes each series of Outstanding Preferred Stock) will have two-fifths vote, each share of Preferred Stock and Class A Preferred Stock with a stated capital of $25 (which includes the 5.00% Class A Preferred Stock) will have one-tenth vote, each share of Preferred Stock and Class A Preferred Stock with a stated capital of $100,000 (if any is then outstanding) will have 400 votes and each share of Common Stock will have one vote. On all other matters, except as otherwise provided by law or in the charter, the right to vote is vested in the holders of the Common Stock; provided, however, that, if and so long as four quarterly dividends payable on the Preferred Stock or the Class A Preferred Stock of any class shall be in default, the holders of the Preferred Stock and the Class A Preferred Stock of all classes shall have the exclusive right, voting separately and as a single class, to elect the smallest number of directors which shall constitute a majority of the then authorized number of directors. In each instance in which the holders of the Preferred Stock and the Class A Preferred Stock are entitled to vote separately and as a single class or to vote together with the holders of the Common Stock, the relative voting power of the various classes of stock shall be computed as provided below. Shareholders are entitled to cumulative voting at elections of directors.
The affirmative vote of at least two-thirds of the total voting power of the outstanding shares of Preferred Stock and Class A Preferred Stock will be required for:
(a) the authorization or creation of any kind of stock preferred as to dividends or assets over the Preferred Stock or the Class A Preferred Stock or the issue (such issuance to be within 12 months after such vote) of any shares of any kind of stock preferred as to dividends or assets over the Preferred Stock or the Class A Preferred Stock or any security convertible into such kind of stock or a change in any of the rights and preferences of the then outstanding Preferred Stock or Class A Preferred Stock in any manner so as to affect adversely the holders thereof; provided, however, that, if any such change would adversely affect the holders of only one, but not the other, such kind of stock, only the vote of the holders of at least two-thirds of the total voting power of the outstanding shares of the kind so affected will be required; or
(b) the issue, sale or other disposition of any shares of Preferred Stock if the total number of shares to be outstanding would exceed 300,000, or the issue, sale or other disposition of any shares of Class A Preferred Stock, or the issue, sale or other disposition of any senior or equally ranking stock, or the reissue, sale or other disposition of any shares of Preferred Stock or Class A Preferred Stock or senior or equally ranking stock which have been redeemed, purchased or otherwise acquired by the Company, unless, in any such case:
(i) net income available for dividends for a period of 12 consecutive calendar months within the 15 preceding calendar months immediately preceding the issuance, sale or other disposition is at least equal to two times the annual dividend requirements on all outstanding shares of Preferred Stock and Class A Preferred Stock and on senior or equally ranking stock to be outstanding;
(ii) gross income available for interest for a period of 12 consecutive calendar months within the 15 preceding calendar months immediately preceding the issuance, sale or other disposition is at least equal to one and one-half times the aggregate of annual interest requirements and annual dividend requirements on all outstanding shares of Preferred Stock and Class A Preferred Stock and on senior or equally ranking stock to be outstanding; and
(iii) the aggregate of Common Stock capital and surplus is not less than the aggregate amount payable upon involuntary liquidation on all shares of Preferred Stock and Class A Preferred Stock and on senior or equally ranking stock to be outstanding.
The charter provides that relative voting power of each share of Preferred Stock and Class A Preferred Stock shall be in the same proportion to all the outstanding shares of Preferred Stock and Class A Preferred Stock as the ratio of (i) the stated capital of such share to (ii) the aggregate stated capital of all then outstanding shares of Preferred Stock and Class A Preferred Stock. Thus, a share of Class A Preferred Stock having a stated capital of $25 per share (which includes the 5.00% Class A Preferred Stock) will have one-fourth the voting power of a share of Preferred Stock or Class A Preferred Stock having a stated capital of $100 per share. In voting by holders of Preferred Stock and Class A Preferred Stock together with the holders of the Common Stock, each share of Common Stock will have one vote, each share of Preferred Stock will have one vote, each share of Class A Preferred Stock having a stated capital of $25 per share (which includes the 5.00% Class A Preferred Stock) will have one vote and each share of Class A Preferred Stock having a stated capital of other than $25 per share will have that number of votes which is proportionate to such one vote as determined above in this paragraph.

Other Matters
The holders of the 5.00% Class A Preferred Stock and the Outstanding Preferred Stock do not have any preemptive or conversion rights. The 5.00% Class A Preferred Stock and the Outstanding Preferred Stock are not subject to further calls or to assessment by the Company.
Transfer Agent, Registrar and Paying Agent
Equiniti Trust Company is the transfer agent, registrar and paying agent for the 5.00% Class A Preferred Stock and the Outstanding Preferred Stock.